THE FUTURE DIMENSIONS VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED
AND VARIABLE ANNUITY CONTRACT

issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account S-A1

Supplement Effective as of April 29, 2011

This supplement updates and amends certain information contained in your prospectus dated October 1, 2004, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING
A FUND NAME CHANGE

Effective April 29, 2011, the following fund available through the Security Life Separate Account S-A1 will change its name as follows:

Former Portfolio Name	Current Portfolio Name
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE
THROUGH THE CONTRACT

The following chart lists the funds that are, effective April 29 2011, available through the Subaccounts of Security Life Separate Account S-A1, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Contract value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc. and other affiliates of Fidelity Management & Research Company	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc. and other affiliates of Fidelity Management & Research Company	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks long-term capital growth.
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks total return.
ING Pioneer Fund Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING T. Rowe Price International Stock Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return.
ING Invesco Van Kampen Equity and Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Oppenheimer Global Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.
ING Russell[TM] Large Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200[®] Growth Index.

IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The Subaccounts that invest in the following funds have been closed to new investment:
- Fidelity[®] VIP Investment Grade Bond Portfolio
- Invesco V.I. Core Equity Fund

Contract owners who have Contract value allocated to one or more of the Subaccounts that correspond to these funds may leave their Contract value in those Subaccounts, but future allocations and transfers into those Subaccounts are prohibited. If your most recent premium allocation instructions includes a Subaccount that corresponds to one of these funds, premium received that would have been allocated to a Subaccount corresponding to one of these funds may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Your Right to Transfer" section beginning on page 20 of your Contract prospectus for information about making allocation changes.**

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Unless the Beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the Beneficiary through a draftbook feature. The Beneficiary may access the entire Death Benefit at any time through the draftbook without penalty. Interest credited on this account may be less than you could earn if the lump-sum payment was invested outside of the Contract. Additionally, interest credited on this account may be less than under other settlement options available through the Contract, and the Company seeks to earn a profit on this account.

At the time of Death Benefit election, the Beneficiary may elect to receive the Death Benefit directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5065
> Minot, ND 58702-5065
> 1-877-253-5050

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.